FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For April 19, 2004

Commission File Number: 000-30932

REGUS PLC
(Translation of registrant’s name into English)

3000 Hillswood Drive
Chertsey KT16 0RS
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

REGUS PLC

INDEX TO EXHIBITS

Item

1.	Press release dated March 23, 2004
2.	Press release dated March 26, 2004
3.	Press release dated March 26, 2004
4.	Press release dated March 29, 2004

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 19, 2004

REGUS PLC. By: /s/ Tim Regan Name: Tim Regan Title: Company Secretary

     Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995. The U.S. Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. This Form 6-K may contain certain forward-looking statements. Actual operational and financial results may differ materially from the Company’s expectations contained in the forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include: the impact of the Company’s bankruptcy proceedings in the United States, the impact of heightened competition, changes in the Company’s strategic alliances, a decline in the US or world economy, acceptance of and demand for serviced offices, changes in the structure of the property industry, changes in work practices, changes in exchange rate, changes in the political, regulatory or fiscal regime in Regus’s area of activity and general economic conditions in the countries in which Regus operates. For a discussion of these and other factors which may have a material impact upon Regus’s financial condition, results of operation and liquidity, see “Risk Factors” and “Operating Results” of the Company’s Annual Report on Form 20-F.

Item 1

Regus Group plc
23rd March 2004

NOTIFICATION OF MAJOR INTERESTS IN SHARES

LETTER TO COMPANY ANNOUNCEMENTS OFFICE

Substantial Shareholdings           Regus Group plc

On 22nd March 2004 we received notification in accordance with the Companies Act 1985 (“the Act”) of the following:

Cantor Fitzgerald Europe has an interest in and is the registered holder of 102,626,817 ordinary shares of Regus Group plc as at 19th March 2004, being 13.03% of the issued share capital of Regus Group plc.

Of the 102,626,817 shares disclosed above, 50,500,000 are held by Cantor Fitzgerald Europe as nominee for Electronic Screen Brokerage Exchange Limited. Electronic Screen Brokerage Exchange Limited has a secured funding arrangement with ICE SAS and the shares form part of the security for the funding. Electronic Screen Brokerage Exchange Limited therefore also has a disclosable interest in the 50,500,000 shares (being 6.41% of the issued share capital of Regus Group plc).

Pursuant to the secured funding arrangement, ICE SAS retains a beneficial interest in the 50,500,000 shares which is disclosable pursuant to section 208 (4)(b) of the Act.

A further 17,500,000 shares of the 102,626,817 shares disclosed above are subject to an agreement between Cantor Fitzgerald Europe and ICE SAS to which section 204(2) of the Act applies. The agreement creates an interest for ICE SAS which is disclosable pursuant to sections 204(4) and 208(5) of the Act.

Notes:

The total issued share capital of Regus Group plc is 787,833,592 Ordinary Shares of 5 pence each.

Name of contact and telephone number for queries

Stephen Jolly
Group Communications Director
Telephone: 01932 895138

Date of notification: 23rd March 2004

Item 2

Regus Group plc
26th March 2004

NOTIFICATION OF MAJOR INTERESTS IN SHARES

LETTER TO COMPANY ANNOUNCEMENTS OFFICE

Substantial Shareholdings                       Regus Group plc

On 26th March 2004 we received notification in accordance with the Companies Act 1985 (“the Act”) of the following:

Cantor Fitzgerald Europe has an interest in and is the registered holder of 102,178,817 ordinary shares of Regus Group plc as at 25th March 2004, being 12.97% of the issued share capital of Regus Group plc.

Of the 102,178,817 shares disclosed above, 50,500,000 are held by Cantor Fitzgerald Europe as nominee for Electronic Screen Brokerage Exchange Limited. Electronic Screen Brokerage Exchange Limited has a secured funding arrangement with ICE SAS and the shares form part of the security for the funding. Electronic Screen Brokerage Exchange Limited therefore also has a disclosable interest in the 50,500,000 shares (being 6.41% of the issued share capital of Regus Group plc).

Pursuant to the secured funding arrangement, ICE SAS retains a beneficial interest in the 50,500,000 shares which is disclosable pursuant to section 208 (4)(b) of the Act.

A further 16,500,000 shares of the 102,178,817 shares disclosed above are subject to an agreement between Cantor Fitzgerald Europe and ICE SAS to which section 204(2) of the Act applies. The agreement creates an interest for ICE SAS which is disclosable pursuant to sections 204(4) and 208(5) of the Act.

Notes:

The total issued share capital of Regus Group plc is 787,833,592 Ordinary Shares of 5 pence each.

Name of contact and telephone number for queries

Stephen Jolly
Group Communications Director
Telephone: 01932 895138

Date of notification:
26th March 2004

Item 3

Regus Group plc
26th March 2004

NOTIFICATION OF MAJOR INTERESTS IN SHARES

LETTER TO COMPANY ANNOUNCEMENTS OFFICE

Substantial Shareholdings           Regus Group plc

On 25th March 2004 we received notification in accordance with the Companies Act 1985 (“the Act”) of the following:

Cantor Fitzgerald Europe has an interest in and is the registered holder of 102,626,817 ordinary shares of Regus Group plc as at 19th March 2004, being 13.03% of the issued share capital of Regus Group plc.

Of the 102,626,817 shares disclosed above, 50,500,000 are held by Cantor Fitzgerald Europe as nominee for Electronic Screen Brokerage Exchange Limited. Electronic Screen Brokerage Exchange Limited has a secured funding arrangement with ICE SAS and the shares form part of the security for the funding. Electronic Screen Brokerage Exchange Limited therefore also has a disclosable interest in the 50,500,000 shares (being 6.41% of the issued share capital of Regus Group plc).

Pursuant to the secured funding arrangement, ICE SAS retains a beneficial interest in the 50,500,000 shares which is disclosable pursuant to section 208 (4)(b) of the Act.

A further 16,500,000 shares of the 102,626,817 shares disclosed above are subject to an agreement between Cantor Fitzgerald Europe and ICE SAS to which section 204(2) of the Act applies. The agreement creates an interest for ICE SAS which is disclosable pursuant to sections 204(4) and 208(5) of the Act.

Notes:

The total issued share capital of Regus Group plc is 787,833,592 Ordinary Shares of 5 pence each.

Name of contact and telephone number for queries

Stephen Jolly
Group Communications Director
Telephone: 01932 895138

Date of notification: 26th March 2004

Item 4

Embargoed until 0700 hrs BST Monday 29 March 2004

PRESS RELEASE

PRELIMINARY RESULTS TO 31 DECEMBER 2003

Chertsey, UK, 29 March, Regus Group plc (LSE: RGU), the global office outsourcer, announces its preliminary results for the 12 months ended 31 December 2003.

Regus Group made strong progress in 2003. There was a marked improvement in trading in the fourth quarter - after tough conditions in the early part of the year.

Going into 2004, trading has continued to improve. Inquiry levels rose 28 per cent in January and February compared with the same period of 2003. Prices for new workstation sales and renewals were up 6.1 per cent on the average for the fourth quarter of 2003. Revenues in February were up 5.4 per cent on January and we expect further growth in March.

As a result, Regus Group now finds itself in a significantly better position than at any time in the past two years. The Group moved closer to profitability in 2003 and is now benefiting from rising global occupancy, a strengthened balance sheet, minimal debt and a record forward order book.

In terms of 2003 business performance, the Group’s corporate outsourcing teams performed particularly well during the year. The number of government and public sector contracts increased. Unilever, Black & Decker, Dell, ABN Amro, and Citigroup were just a few of the major global brands that signed up with Regus during the period. Such business is clearly part of a growing trend among corporates to outsource their property requirements.

The Group’s meeting room business also saw impressive growth and this was best illustrated by the landmark deal closed with IBM to provide their people with meeting rooms across 15 European countries.

In the year to 31 December 2003, Group revenues (excluding the UK business) were £256.6 million (2002: £266.5 million), EBITDA before exceptionals was £3.8 million (2002: loss of £22.9 million) and EBIT loss was £24.8 million (2002: loss of £129.4 million). On an underlying basis, before exceptional and non-trading items, we saw losses decreasing steadily over the course of the year.

During 2003, Regus Group re-organised its US business. This reorganisation – which involved use of Chapter 11 creditor protection - was completed in less than 12 months. As a result of these efforts, the Group’s overall fixed costs – as well as its variable costs – are now under strict control. The US is a key market for the Group and there are clear signs that conditions there are improving. Accordingly, Regus Group CEO Mark Dixon has relocated to the US to oversee future developments in this key market.

The Group strengthened its financial position after it raised £54.8 million through a fully subscribed rights issue in December 2003. At the same time, as part of its re-organisation in the US, a new holding company for the group, Regus Group plc, was formally admitted to trading on the London Stock Exchange. This replaced Regus plc.

Regus Group Chairman John Matthews commented: “Regus is well placed to benefit from the improved trading conditions that we are now beginning to see. The current year has started encouragingly, benefiting from rising occupancy and demand and our objective during the coming year is to drive top-line revenue growth, with a particular focus on the corporate outsourcing market. With costs firmly under control, we are committed to delivering sustainable profits.”

- ENDS -

For further information, contact:

Stephen Jolly, Regus Group plc, on +44 1932 895138
Richard Mountain/Robert Gurner, Financial Dynamics, on +44 7269 7291

THE “SAFE HARBOUR” STATEMENT UNDER THE US PRIVATE SECURITIES REFORM ACT OF 1995

This release contains statements concerning the Group’s business, financial condition, results of operations and certain of the Group’s plans, objectives, assumptions, projections, expectations or beliefs with respect to these items. These statements are intended as forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, without limitation, those concerning: the Group’s future cash flow position, the Group’s cost reduction programme, expectations regarding sales, trading profit and growth, the Group’s possible or assumed future results of operations and/or those of the Group’s associates and joint ventures, capital expenditure, adequacy of capital and liquidity, financing plans, and those preceded by, followed by, or that included the words “believe”, “expect”, “intend”, “plan”, “anticipate” or similar expressions.

The Company cautions that any forward-looking statements in this release may and often do vary from actual results and the differences between these statements and actual results can be material. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements, which speak only at their respective dates. The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date of this press release, including, without limitation, changes in the Company’s business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward looking statements. These factors include, among other things, the nature of the serviced office market, the long-term nature of the Company’s lease commitments, its financing requirements, foreign exchange, risks of litigation, and other risks and uncertainties described in the Company’s filings with the Securities and Exchange Commission.

     The financial information set out above does not constitute the company’s statutory accounts for the years ended 31 December 2003 or 2002 but is derived from those accounts. Statutory accounts for 2002 have been delivered to the registrar of companies, and those for 2003 will be delivered following the company's annual general meeting. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.